FORM 6-K UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16 of the Securities Exchange Act of 1934

For the month ended: January 2004

001-31609 (Commission File Number)

Telkom SA Limited (Translation of registrant’s name into English)

Telkom Towers North 152 Proes Street Pretoria 0002 The Republic of South Africa (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); | |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes | | No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On December 9, 2003, Telkom SA Limited (“Telkom”) announced the appointment of an alternate director, Brian Manning, to Shawn Mckenzie, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 18, 2003, Telkom posted its Notice of the 11th Annual General Meeting of Shareholders of Telkom and the Form of Proxy for the Annual General Meeting, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On January 21, 2004, Vodacom Group (Proprietary Limited) (“Vodacom”), Telkom’s joint venture, announced trading results for the quarter ended December 31, 2003 to shareholders, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The press release contains forward-looking statements regarding Telkom and Vodacom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On January 27, 2004, Telkom issued a press release announcing the results of 11th Annual General Meeting of Shareholders of Telkom, a copy of which is attached hereto as Exhibit 99.4. and is incorporated herein by reference.

On January 29, 2004, Telkom issued a press release announcing the appointment of Telkom’s Chief Financial Officer, Kaushik Patel, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Exhibit	Description

99.1	Press release, dated December 9, 2003, issued by Telkom SA Limited (“Telkom”), announcing the appointment of alternate director, Brian Manning, to Shawn McKenzie.

99.2	Telkom’s Notice of the 11th Annual General Meeting of Shareholders of Telkom and the Form of Proxy for the Annual General Meeting, posted to shareholders on December 18, 2003.

99.3	Announcement, dated January 21, 2004, issued by Vodacom Group (Proprietary) Limited (“Vodacom”), Telkom’s joint venture relating to Vodacom’s trading results for the quarter ended December 31, 2003.

99.4	Press release, dated January 27, 2004, issued by Telkom, announcing the results of the 11th Annual General Meeting of Shareholders.

99.5	Announcement, dated January 29, 2004, issued by Telkom, announcing the appointment of Telkom’s Chief Financial Officer, Kaushik Patel.